UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health Discovery Corporation

File No. 333-62216 - CF#23140

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Health Discovery Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.1 and 10.3 to a Form 8-K filed on February 5, 2009. Exhibit 10.1 to the Form 8-K was refiled as Exhibit 10.13 to a Form 10-K filed on March 31, 2009.

Based on representations by Health Discovery Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 8-K filed February 5, 2009	through January 31, 2019
Exhibit 10.3 to Form 8-K filed February 5, 2009	through January 31, 2019
Exhibit 10.13 to Form 10-K filed March 31, 2009	through January 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel